PROSPECTUS SUPPLEMENT NO. 2	Filed Pursuant to Rule 424(b)(7)
(To Prospectus dated May 31, 2007)	Registration No. 333-143424

$115,000,000
3 5/8% Contingent Convertible Senior Notes due 2027
and
Shares of Common Stock Issuable Upon Conversion of the Notes

This Prospectus Supplement No. 2 supplements the prospectus dated May 31, 2007, as supplemented by Prospectus Supplement No. 1 dated June 11, 2007, relating to the resale by selling securityholders of up to $115,000,000 aggregate principal amount of the 3 5/8% Contingent Convertible Senior Notes due 2027 of PrivateBancorp, Inc., which are referred to as the “notes,” and the shares of common stock issuable upon conversion of the notes. This prospectus supplement should be read in conjunction with the prospectus, as supplemented. This prospectus supplement is qualified by reference to the prospectus, except to the extent that the information in this prospectus supplement supplements the information contained in the prospectus. This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus, including any and all amendments or supplements thereto.

The information appearing under the heading of the prospectus entitled “Selling Securityholders” sets forth information with respect to the selling securityholders and the respective principal amount of notes beneficially owned by each selling securityholder that may be offered pursuant to the prospectus and the number of shares of our common stock issuable upon conversion of the notes, as subject to adjustment. The information set forth below supplements the information previously listed in the prospectus.

Name of Holder	Principal Amount of Notes Beneficially Owned and Offered Hereby	Percentage of Aggregate Principal Amount of Notes Outstanding	Principal Amount of Notes Owned After Completion of Offering(1)	Number of Shares of Common Stock that May Be Sold Upon Conversion(2)	Number of Shares of Common Stock Owned After Completion of Offering(2)(3)
LDG Limited	74,000	*	—	1,643	—
Lyxor Quest Fund, Ltd.	1,940,000	*	—	1,332	—
Polygon Global Opportunities Master Fund	9,000,000	7.83%	—	199,778	—
Quest Global Convertible Master Fund, Ltd.	60,000	1.69	—	43,063	—
Topaz Fund	8,500,000	7.39	—	188,680	—
All other holders of notes or future transferees, pledgees, donees, assignees or successors of any such holders(4)	19,329,000	16.81%	(4)	429,057	(4)
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*	Represents less than 1% of the notes outstanding.
(1)	Assumes sale of all notes offered hereby, although selling securityholders are not obligated to sell any notes.
(2)
Assumes conversion of the notes offered by the holder of the notes for the maximum number of shares of our common stock that may be issuable based on an initial conversion rate of 22.1976 shares of common stock per $1,000 principal amount at maturity of the notes. This conversion rate is subject to adjustment, however, as described under “Description of Notes—Conversion Rights—Conversion Price Adjustments” and “Description of the Notes—Conversion Rights—Conversion Upon Specified Corporate Transactions” and “—Adjustment to Conversion Price Upon Certain Fundamental Changes” in the prospectus. As a result, the number of shares of common stock issuable upon conversion of the notes may increase or decrease in the future.

(3)	Assumes offer and sale of all shares that may be issued upon conversion, and includes other shares of common stock identified to us by the selling securityholder as owned by it.
(4)	Information about other selling securityholders, if any, will be provided by prospectus supplement.

Investing in our notes or common stock issuable upon conversion of the notes involves risks. Please read carefully the section of the prospectus entitled “Risk Factors.”

Neither the Securities and Exchange Commission nor any state or foreign securities commission or regulatory authority has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

These securities are not deposits or obligations of a bank or savings association and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any governmental agency.

This prospectus supplement is dated June 22, 2007